

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 17, 2016

Via E-mail
Terry Lingren
Chief Executive Officer
Resonant Inc.
110 Castilian Drive, Suite 100
Goleta, California 93117

Re: Resonant Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File No. 1-36467

Dear Mr. Lingren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statement of Operations, page 40

1.   We note you present "Stock compensation expense" as a separate line item in your statement of operations.   Please revise future filings to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

Exhibits 31.1 and 31.2

2.   Please amend the filing to include certifications that include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. We note that the filing was made after the end of the transition period that allows for these omissions. You may filed an abbreviated amendment limited to the cover page,

explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Section 246.13 of the Compliance and Disclosure Interpretation for Regulation S-K at https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery